Exhibit 99.1

SECOND QUARTER 2025 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2025 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q2 2025 Report to Shareholders and Supplementary Financial Information are available at h.t.t.p://www.rbc.com/investorrelations and on h.t.t.p.s://www.sedarplus.com/.

Net income $4.4 Billion Up 11% YoY	Diluted EPS[1] $3.02 Up 10% YoY	Total PCL[1] $1.4 Billion PCL on loans ratio[1] up 16 bps[1] QoQ	ROE[1] 14.2% Down 30 bps YoY	CET1 ratio[2] 13.2% Above regulatory requirements

Adjusted net income[3] $4.5 Billion Up 8% YoY	Adjusted diluted EPS[3] $3.12 Up 7% YoY	Total ACL[1] $7.5 Billion ACL on loans ratio[1] up 6 bps QoQ	Adjusted ROE[3] 14.7% Down 80 bps YoY	LCR[4] 131% Up from 128% last quarter

TORONTO, May 29, 2025 — Royal Bank of Canada5 (RY on TSX and NYSE) today reported net income of $4.4 billion for the quarter ended April 30, 2025, up $0.4 billion or 11% from the prior year. Diluted EPS was $3.02, up 10% over the same period. Strong earnings growth in Personal Banking, Wealth Management and Insurance, and higher results in Commercial Banking, were partly offset by lower results in Capital Markets. Net losses were lower in Corporate Support, primarily due to the after-tax impact of specified items related to the HSBC Bank Canada (HSBC Canada)6 transaction last year. The inclusion of HSBC Canada results6 increased net income by $258 million. Adjusted net income3 and adjusted diluted EPS3 of $4.5 billion and $3.12 were up 8% and 7%, respectively, from the prior year.

Our consolidated results reflect an increase in total PCL of $504 million from a year ago, including a $324 million increase in PCL on performing loans. Provisions were higher across Commercial Banking, Personal Banking and Wealth Management, and in Capital Markets to a lesser extent. The PCL on loans ratio of 58 bps increased 17 bps from the prior year, mainly driven by unfavourable changes to our macroeconomic forecast and scenario weights, reflecting the potential impacts of trade disruptions (including tariffs).

Pre-provision, pre-tax earnings3 of $6.9 billion were up $1.1 billion or 19% from last year. The inclusion of HSBC Canada results increased pre-provision, pre-tax earnings3 by $264 million. Excluding HSBC Canada results, pre-provision, pre-tax earnings3 increased 15% from last year, mainly due to higher net interest income reflecting strong average volume growth in Personal Banking and Commercial Banking, higher spreads in Personal Banking and higher fixed income trading revenue in Capital Markets. Higher fee-based revenue in Wealth Management reflecting market appreciation and net sales, lower HSBC Canada transaction and integration costs, which is treated as a specified item, and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by higher expenses driven by higher staff-related costs, including severance, higher variable compensation on increased results and ongoing investments in technology.

Compared to last quarter, net income was down 14% reflecting lower results across each of our business segments. Adjusted net income3 was down 14% over the same period. Pre-provision, pre-tax earnings3 were down $0.5 billion or 7%, primarily due to seasonally lower trading revenue, partially offset by lower variable compensation on decreased results and higher net interest income. The PCL on loans ratio of 58 bps increased 16 bps from the prior quarter, mainly reflecting higher provisions in Commercial Banking and Personal Banking. The PCL on impaired loans ratio1 was 35 bps, down 4 bps from the prior quarter, mainly reflecting lower provisions in Capital Markets. The PCL on performing loans ratio1 was 23 bps, up 20 bps from the prior quarter, driven by unfavourable changes to our macroeconomic forecast and scenario weights.

Our capital position remains robust, with a CET1 ratio2 of 13.2%, supporting solid volume growth and $2.6 billion of capital returned to our shareholders through common share dividends and share buybacks.

Today, we declared a quarterly dividend of $1.54 per share reflecting an increase of $0.06 or 4%. We also announced our intention, subject to the approval of the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions (OSFI), to commence a normal course issuer bid and to repurchase for cancellation up to 35 million of our common shares.

“We saw the strength of our diversified business model reflected across our largest segments in Q2, underpinned by our robust capital position, balance sheet strength and prudent, through-the-cycle approach to risk management. Importantly, in a quarter hallmarked by macroeconomic uncertainty and market volatility, Team RBC continued to step up for our clients with the advice, insights and experiences they expect from us. We also hosted an Investor Day, detailing how we are accelerating our ambitions to extend our leadership in Canada, grow in global fee pools, including in the United States – our second home market, leverage our data scale and artificial intelligence investments to create more value for clients and deliver on our medium-term objectives for our shareholders.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

[1]

See the Glossary section of our interim Management’s Discussion and Analysis dated May 28, 2025, for the six months ended April 30, 2025, available at https://www.sedarplus.com/, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

[2]

This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets (RWA), in accordance with Office of the Superintendent of Financial Institutions’ (OSFI) Basel III Capital Adequacy Requirements (CAR) guideline.

[3]	These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.
[4]

The Liquidity Coverage Ratio (LCR) is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section of our Q2 2025 Report to Shareholders.

[5]	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
[6]

On March 28, 2024, we completed the acquisition of HSBC Canada (HSBC Canada transaction). HSBC Canada results reflect revenue, PCL, non-interest expenses and income taxes associated with the acquired operations and clients, which include the acquired assets, assumed liabilities and employees with the exception of assets and liabilities relating to treasury and liquidity management activities. For further details, refer to the Key corporate events section of our Q2 2025 Report to Shareholders.

	Reported:		Adjusted[3]:
Q2 2025	• Net income of $4,390 million	h 11%	• Net income of $4,528 million	h 8%
Compared to	• Diluted EPS of $3.02	h 10%	• Diluted EPS of $3.12	h 7%
Q2 2024	• ROE of 14.2%	i 30 bps	• ROE of 14.7%	i 80 bps
	• CET1 ratio[2] of 13.2%	h 40 bps

Q2 2025	• Net income of $4,390 million	i 14%	• Net income of $4,528 million	i 14%
Compared to	• Diluted EPS of $3.02	i 15%	• Diluted EPS of $3.12	i 14%
Q1 2025	• ROE of 14.2%	i 260 bps	• ROE of 14.7%	i 250 bps
	• CET1 ratio[2] of 13.2%	g unchanged

YTD 2025	• Net income of $9,521 million	h 26%	• Net income of $9,782 million	h 18%
Compared to	• Diluted EPS of $6.56	h 25%	• Diluted EPS of $6.75	h 17%
YTD 2024	• ROE of 15.5%	h 170 bps	• ROE of 15.9%	h 70 bps

Personal Banking

Net income of $1,602 million increased $199 million or 14% from a year ago. The inclusion of HSBC Canada results increased net income by $93 million. Excluding HSBC Canada results, net income increased $106 million or 8%, largely driven by higher net interest income reflecting higher spreads and average volume growth of 7% in deposits and 4% in loans in Personal Banking – Canada. Higher non-interest income also contributed to the increase. These factors were partially offset by higher PCL, mainly due to higher provisions on performing loans in our Canadian portfolios, and higher non-interest expenses, primarily due to higher staff-related costs, including the impact of targeted amendments to our defined benefit pensions and severance.

Compared to last quarter, net income decreased $76 million or 5%, primarily due to higher PCL, reflecting higher provisions on performing loans in our Canadian portfolios driven by unfavourable changes to our macroeconomic forecast and scenario weights, partially offset by lower non-interest expenses, mainly reflecting lower staff-related costs. In net interest income, higher spreads and average volume growth in Personal Banking – Canada more than offset the impact of three less days in the current quarter. NIM was up 8 bps, mainly due to a favorable shift in the product mix and the sustained impact of a higher interest rate environment.

Commercial Banking

Net income of $597 million increased $20 million or 3% from a year ago. The inclusion of HSBC Canada results increased net income by $142 million, which includes the impact of $100 million (after-tax) of initial PCL on performing loans purchased in the HSBC Canada transaction in the prior year. Excluding HSBC Canada results, net income decreased $122 million or 19%, as growth in total revenue, reflecting average volume growth of 10% in deposits and 9% in loans and acceptances, was more than offset by higher PCL, largely on performing loans, and higher non-interest expenses.

Compared to last quarter, net income decreased $180 million or 23%, primarily attributable to higher PCL on performing loans, driven by unfavourable changes to our macroeconomic forecast, scenario weights and credit quality. Lower net interest income, largely reflecting three less days in the current quarter, also contributed to the decrease.

Wealth Management

Net income of $929 million increased $89 million or 11% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation.

Compared to last quarter, net income decreased $51 million or 5%, mainly due to lower fee-based revenue reflecting three less days in the quarter and lower fee-based client assets driven by unfavourable market conditions, partially offset by net sales. Seasonally lower performance fees and changes in the fair value of seed capital investments also contributed to the decrease. These factors were partially offset by lower variable compensation commensurate with decreased results.

Insurance

Net income of $211 million increased $34 million or 19% from a year ago, mainly due to higher insurance service result reflecting improved claims experience, primarily in our short-term products. Higher insurance investment result, primarily due to lower capital funding costs and higher favourable investment-related experience, also contributed to the increase.

Compared to last quarter, net income decreased $61 million or 22%, primarily due to lower insurance service result as the prior quarter included a favourable impact from reinsurance contract recaptures.

[2]

This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets (RWA), in accordance with Office of the Superintendent of Financial Institutions’ (OSFI) Basel III Capital Adequacy Requirements (CAR) guideline.

[3]	These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.

Capital Markets

Net income of $1,202 million decreased $60 million or 5% from a year ago, as growth in total revenue and the impact of foreign exchange translation were more than offset by higher non-interest expenses and higher taxes including the impact of Pillar Two legislation and changes in earnings mix. Growth in total revenue was driven by Global Markets, partially offset by lower revenue in Corporate & Investment Banking compared to a strong prior year quarter and lower revenue in Other.

Compared to last quarter, net income decreased $230 million or 16%, mainly due to lower fixed income trading across all regions and lower M&A activity primarily in the U.S. These factors were partially offset by lower compensation on decreased results. PCL in the prior quarter reflected the impact of one account in the other services sector that migrated from performing to impaired and resulted in the release of provisions on performing loans and provisions taken on impaired loans.

Corporate Support

Net loss was $151 million for the current quarter, primarily due to residual unallocated items, including severance.

Net loss was $8 million in the prior quarter.

Net loss was $309 million in the prior year, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $282 million, partially offset by the after-tax impact of management of closing capital volatility related to the HSBC Canada transaction of $112 million, both of which are treated as specified items. Unallocated costs also contributed to the net loss.

Capital, Liquidity and Credit Quality

Capital – As at April 30, 2025, our CET1 ratio7 of 13.2% was unchanged from last quarter, reflecting net internal capital generation that was offset by RWA growth (excluding FX) and share repurchases.

Liquidity – For the quarter ended April 30, 2025, the average LCR8 was 131%, which translates into a surplus of approximately $107 billion, compared to 128% and a surplus of approximately $91 billion in the prior quarter. Average LCR8 increased from the prior quarter, primarily due to growth in deposits and funding, partially offset by securities and securities financing transactions.

NSFR9 as at April 30, 2025 was 116%, which translates into a surplus of approximately $154 billion, compared to 115% and a surplus of approximately $143 billion in the prior quarter. NSFR9 increased compared to the previous quarter, primarily due to lower funding requirements on securities and securities financing transactions and an increase in deposits and stable funding.

Credit Quality

Q2 2025 vs. Q2 2024

Total PCL of $1,424 million increased $504 million or 55% from a year ago, primarily due to higher provisions in Commercial Banking and Personal Banking. The PCL on loans ratio of 58 bps increased 17 bps. The PCL on impaired loans ratio of 35 bps increased 5 bps.

PCL on performing loans of $568 million increased $324 million, mainly driven by unfavourable changes to our macroeconomic forecast and scenario weights, reflecting the potential impacts of trade disruptions (including tariffs). This was partially offset by the impact of $193 million of initial PCL on performing loans purchased in the HSBC Canada transaction in the prior year.

PCL on impaired loans of $852 million increased $180 million or 27%, mainly due to higher provisions in Commercial Banking.

Q2 2025 vs. Q1 2025

Total PCL increased $374 million or 36% from last quarter, primarily reflecting higher provisions in Commercial Banking and Personal Banking. The PCL on loans ratio increased 16 bps. The PCL on impaired loans ratio decreased 4 bps.

PCL on performing loans increased $500 million, mainly driven by unfavourable changes to our macroeconomic forecast and scenario weights, reflecting the potential impacts of trade disruptions (including tariffs). PCL in the prior quarter included the impact of the migration to impaired in Capital Markets.

PCL on impaired loans decreased $133 million or 14%, mainly due to lower provisions in Capital Markets.

[7]	This ratio is calculated by dividing CET1 by RWA, in accordance with OSFI’s CAR guideline.
[8]	The LCR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q2 2025 Report to Shareholders.
[9]	The Net Stable Funding Ratio (NSFR) is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q2 2025 Report to Shareholders.

Key Performance and Non-GAAP Measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

Non-GAAP measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures and ratios we use in evaluating our operating results.

Pre-provision, pre-tax earnings

We use pre-provision, pre-tax earnings (PPPT) to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. PPPT may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses. The following table provides a reconciliation of our reported results to PPPT and illustrates the calculation of PPPT presented:

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Net income	$4,390	$5,131	$3,950	$9,521	$7,532
Add: Income taxes	1,128	1,302	976	2,430	1,742
Add: PCL	1,424	1,050	920	2,474	1,733
Pre-provision, pre-tax earnings (1)	$6,942	$7,483	$5,846	$14,425	$11,007

(1)

For the three months ended April 30, 2024, PPPT excluding HSBC Canada results of $5,700 million is calculated as PPPT of $5,846 million less net income of $(51) million, income taxes of $(20) million and PCL of $217 million. For the three months ended April 30, 2025, PPPT excluding HSBC Canada results of $6,532 million is calculated as PPPT of $6,942 million less net income of $207 million, income taxes of $75 million, and PCL of $128 million.

Adjusted results and ratios

We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on performance. Specified items discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses.

Our results for all reported periods were adjusted for the following specified item:

•	HSBC Canada transaction and integration costs.

Our results for the three and six months ended April 30, 2024 were adjusted for the following specified item:

•	Management of closing capital volatility related to the HSBC Canada transaction.

Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.

The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP measures or ratios.

Consolidated results, reported and adjusted
	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2025	January 31 2025	April 30 2024	April 30 2025	April 30 2024
Total revenue	$15,672	$16,739	$14,154	$32,411	$27,639
PCL	1,424	1,050	920	2,474	1,733
Non-interest expense	8,730	9,256	8,308	17,986	16,632
Income before income taxes	5,518	6,433	4,926	11,951	9,274
Income taxes	1,128	1,302	976	2,430	1,742
Net income	$4,390	$5,131	$3,950	$9,521	$7,532
Net income available to common shareholders	$4,274	$5,011	$3,881	$9,285	$7,403
Average number of common shares (thousands)	1,411,362	1,413,937	1,412,651	1,412,671	1,409,452
Basic earnings per share (in dollars)	$3.03	$3.54	$2.75	$6.57	$5.25
Average number of diluted common shares (thousands)	1,413,517	1,416,502	1,414,166	1,415,037	1,410,842
Diluted earnings per share (in dollars)	$3.02	$3.54	$2.74	$6.56	$5.25
ROE	14.2%	16.8%	14.5%	15.5%	13.8%
Effective income tax rate	20.4%	20.2%	19.8%	20.3%	18.8%
Total adjusting items impacting net income (before-tax)	$184	$165	$309	$349	$940
Specified item: HSBC Canada transaction and integration costs (1), (2)	31	12	358	43	623
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	-	-	(155)	-	131
Amortization of acquisition-related intangibles (3)	153	153	106	306	186
Total income taxes for adjusting items impacting net income	$46	$42	$61	$88	$208
Specified item: HSBC Canada transaction and integration costs (1)	7	6	76	13	123
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	-	-	(43)	-	36
Amortization of acquisition-related intangibles (3)	39	36	28	75	49
Adjusted results (4)
Income before income taxes - adjusted	$5,702	$6,598	$5,235	$12,300	$10,214
Income taxes - adjusted	1,174	1,344	1,037	2,518	1,950
Net income - adjusted	4,528	5,254	4,198	9,782	8,264
Net income available to common shareholders - adjusted	4,412	5,134	4,129	9,546	8,135
Average number of common shares (thousands)	1,411,362	1,413,937	1,412,651	1,412,671	1,409,452
Basic earnings per share (in dollars) - adjusted (4)	$3.13	$3.63	$2.92	$6.76	$5.77
Average number of diluted common shares (thousands)	1,413,517	1,416,502	1,414,166	1,415,037	1,410,842
Diluted earnings per share (in dollars) - adjusted (4)	$3.12	$3.62	$2.92	$6.75	$5.77
ROE - adjusted (4)	14.7%	17.2%	15.5%	15.9%	15.2%
Effective income tax rate - adjusted (4)	20.6%	20.4%	19.8%	20.5%	19.1%

(1)	These amounts have been recognized in Corporate Support.
(2)	As at April 30, 2025, the cumulative HSBC Canada transaction and integration costs (before-tax) incurred were $1.4 billion.
(3)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(4)

See the Glossary section of our interim Management’s Discussion and Analysis dated May 28, 2025, for the six months ended April 30, 2025, available at h.t.t.ps://www.sedarplus.com/, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Additional information about ROE and other key performance and non-GAAP measures and ratios can be found under the Key performance and non-GAAP measures section of our Q2 2025 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive and systemic risks, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, and other risks discussed in the risk sections of our 2024 Annual Report and the Risk management section of our Q2 2025 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2024 Annual Report and the Risk management section of our Q2 2025 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2024 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q2 2025 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2024 Annual Report and the Risk management section of our Q2 2025 Report to Shareholders, as may be updated by subsequent quarterly reports. Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q2 2025 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for May 29, 2025 at 8:30 a.m. (EST) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 3587332#). Please call between 8:20 a.m. and 8:25 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from May 29, 2025 until August 26, 2025 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 6739010#).

Media Relations Contacts

Gillian McArdle, Vice President, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Investor Relations Contacts

Asim Imran, Senior Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 97,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

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